# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CoinShares PLC, CIK 0002087587
CUSIP: G670AQ104
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Channel Islands, Jersey (Y9), JE2-4UA
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0002126182
Persons authorized to receive notices and communications: Daniel Masters, c/o CoinShares PLC, 2 Hill Street, St. Helier, Channel Islands, Jersey (Y9), JE2-4UA, 44 1534 513100; Sey-Hyo Lee, Winston & Strawn, LLP, 200 Park Avenue, New York, New York (NY), 10166, (212) 294-6787

## Reporting persons
- Daniel Masters (CIK 0002126182): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 21,605,661; shared voting power 0; sole dispositive power 21,605,661; shared dispositive power 0; aggregate amount beneficially owned 21,605,661 (16.3% of the class); the aggregate amount excludes certain shares
  Comment: (1) Consists entirely of ordinary shares, no par value, (the "Ordinary Shares") of the Issuer, which were acquired in connection with the Business Combination (as defined below).
  
  (2) Excludes 3,282,696 Ordinary Shares issuable to the Reporting Person upon the exercise of 13 European-style call options held by the Reporting Person pursuant to the Master Securities Loan Agreement described under Item 4 of this Schedule 13D. None of the options are exercisable within 60 days of the date hereof.
  
  (3) Based on an aggregate of 132,257,329 Ordinary Shares outstanding as of March 31, 2026, as reported by the Issuer on its Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CoinShares PLC
Address of issuer's principal executive offices: 2 Hill Street, St. Helier, Channel Islands, Jersey (Y9), JE2-4UA
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Ordinary Shares, no par value (the "Ordinary Shares"), of CoinShares PLC, a public company limited by shares organized under the laws of Jersey (the "Issuer"). The principal executive offices of the Issuer are located at 2 Hill Street, St. Helier, Jersey JE2-4UA, Channel Islands.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Daniel Masters (the "Reporting Person").
Residence or business address: The Reporting Person's business address is c/o CoinShares PLC, 2 Hill Street, St. Helier, Jersey JE2-4UA, Channel Islands.
Present principal occupation or employment: The Reporting Person is a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

All of the Ordinary Shares of the Issuer reported herein as beneficially owned by the Reporting Person were acquired pursuant to the Business Combination Agreement, dated as of September 8, 2025 (the "Business Combination Agreement"), by and among Vine Hill Capital Investment Corp., a Cayman Islands exempted company ("SPAC"), CoinShares International Limited, a public company limited by shares organized under the laws of Jersey ("CSIL"), the Issuer, and Odysseus (Cayman) Limited, a Cayman Islands exempted company and a wholly owned subsidiary of the Issuer ("SPAC Merger Sub").

Business Combination

On March 31, 2026, the Issuer consummated the business combination pursuant to the Business Combination Agreement (the "Business Combination"). Pursuant to the terms of the Business Combination Agreement, (i) SPAC merged with and into SPAC Merger Sub (the "SPAC Merger"), with SPAC Merger Sub continuing as the surviving company after such merger and (ii) after the SPAC Merger, SPAC Merger Sub acquired CSIL by way of a court sanctioned scheme of arrangement under Jersey Companies Law pursuant to which all outstanding shares of CSIL, including those held by the Reporting Person, were exchanged for Ordinary Shares of the Issuer at an exchange ratio of 1.82372 Ordinary Shares for each CSIL share (the "Scheme of Arrangement" and, together with the SPAC Merger, the "Mergers"). Upon closing of the Business Combination on March 31, 2026, the Reporting Person acquired 21,605,661 Ordinary Shares of the Issuer in exchange for the Reporting Person's CSIL shares pursuant to the terms and conditions of the Business Combination Agreement.

Except as described above in this Item 3 and in Item 4, the Reporting Person did not pay any cash or other consideration for the Ordinary Shares reported on this Schedule 13D. The Reporting Person originally acquired his CSIL shares using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Ordinary Shares reported herein in the Business Combination for investment purposes. To the extent required by Item 4, the information contained in Item 3 and Item 6 is incorporated herein by reference. The Reporting Person is the founder of CSIL (through its predecessor, Global Advisors (Jersey) Limited, which he co-founded in 1999) and served as Non-Executive Chairman of the Board of Directors of CSIL and as Chair of the Remuneration Committee from December 2021 until the closing of the Business Combination on March 31, 2026. The Reporting Person serves as a member of the Issuer's Board of Directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-Up Agreement described in Item 6 of this Schedule 13D and the Issuer's Insider Trading Policy (the "Insider Trading Policy"), the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances. Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals that may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, subject to the limitations under the Lock-Up Agreement, the Insider Trading Policy and applicable securities law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D and set forth in Item 4 hereof is incorporated herein by reference.
Transactions in the class effected during the past sixty days: On March 31, 2026, the Reporting Person acquired 21,605,661 Ordinary Shares in connection with the Business Combination.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Master Securities Loan Agreement

Prior to the Business Combination, the Reporting Person had entered into a Master Securities Loan Agreement, dated as of August 28, 2023 (the "Master Securities Loan Agreement"), with Equities First Holdings, LLC ("EFH"), pursuant to which the Reporting Person sold an aggregate of 1,800,000 shares of CSIL in a series of 13 separate tranches. Under the Master Securities Loan Agreement, the Reporting Person holds a European-style call option (right to repurchase) with respect to each tranche, exercisable only on the applicable maturity date (the "Maturity Date") for the number of shares sold to EFH, as set forth in the applicable closing statement for each tranche. Under the Master Securities Loan Agreement, the call options automatically substituted the Ordinary Shares of the Issuer issued in the Business Combination in exchange for the CSIL shares subject to the call options. During the term of the options, the Reporting Person pays EFH interest. The Maturity Date for each tranche is three years subsequent to the applicable closing date of the tranche; provided, however, that for each successive tranche, if the resulting Maturity Date would fall less than thirty (30) days after the Maturity Date of the immediately preceding tranche, the Maturity Date is instead thirty (30) days after the Maturity Date of such preceding tranche.

The 13 call options cover an aggregate of 3,282,696 Ordinary Shares as follows:

Tranche # Maturity Date Ordinary Shares Underlying Call Option
1 September 12, 2026 182,372
2 October 12, 2026 182,372
3 November 11, 2026 182,372
4 December 11, 2026 182,372
5 January 10, 2027 182,372
6 February 9, 2027 182,372
7 March 11, 2027 182,372
8 April 10, 2027 182,372
9 May 10, 2027 182,372
10 June 9, 2027 182,372
11 July 9, 2027 547,116
12 October 14, 2027 547,116
13 November 13, 2027 364,744

The foregoing description of the Master Securities Loan Agreement does not purport to be complete and is qualified in its entirety by the full text of the Master Securities Loan Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Union Bancaire Privee Line of Credit

On January 12, 2026, the Reporting Person, as borrower, entered into a Facility Agreement (the "Facility Agreement") with Union Bancaire Privee (UK) Limited, Jersey Branch ("UBP") pursuant to which the Reporting Person could borrow up to (pound)5 million on a revolving basis for a two-year term, subject to renewal. On January 14, 2026, the Reporting Person entered into a Security Interest Agreement (the "Security Interest Agreement") with UBP pursuant to which the Reporting Person granted UBP a first priority security interest in certain collateral held with UBP, including the Reporting Person's bank accounts and securities accounts maintained with UBP (together, the "UBP Collateral"), as continuing security for the payment, performance and discharge of all monies, obligations and liabilities due by the Reporting Person to UBP, whether present or future, actually or contingently, including overdrafts, loans, facilities and further advances of money under the Facility Agreement. The Reporting Person holds 21,091,085 of the Ordinary Shares reported herein in securities accounts maintained with UBP and subject to the Security Interest Agreement. Under the Security Interest Agreement, UBP has control of the Reporting Person's bank accounts and securities accounts that constitute the UBP Collateral, and the Reporting Person has agreed not to sell, dispose of or create any encumbrance over the UBP Collateral without UBP's prior written consent.

The loans under the Facility Agreement are due upon demand by UBP. Upon the occurrence of certain events that are customary for this type of loan, UBP may exercise its rights to foreclose on, and dispose of, the UBP Collateral, including the Reporting Persons's Ordinary Shares held as collateral in the securities accounts constituting the UBP Collateral. Other than upon the occurrence, if any, of these customary types of default, under the Security Interest Agreement, the Reporting Person remains the beneficial owner of the Ordinary Shares pledged as UBP Collateral and retains voting rights with respect thereto. The foregoing descriptions of the Facility Agreement and the Security Interest Agreement do not purport to be complete and are qualified in their entirety by the full text of the Facility Agreement and the Security Interest Agreement, copies of which are filed as Exhibits 2 and 3 to this Schedule 13D, respectively, and incorporated herein by reference.

Lock-Up Agreement

In connection with the Business Combination, the Reporting Person entered into a Lock-Up Agreement, dated as of September 8, 2025 (the "Lock-Up Agreement"), pursuant to which the Reporting Person agreed not to Transfer (as defined in the Lock-Up Agreement) any of his Lock-up Shares (as defined in the Lock-Up Agreement), which include the Reporting Person's Ordinary Shares reported herein, until the end of the lock-up period, beginning on the closing date of the Business Combination (March 31, 2026) and ending six months thereafter.

The Lock-Up Agreement provides for certain exceptions to the lock-up restrictions, including Transfers (i) to affiliates, (ii) by gift to charitable organizations, (iii) by gift to members of the Reporting Person's immediate family or to trusts for their benefit, (iv) by will or laws of descent and distribution, (v) pursuant to a qualified domestic relations order, (vi) with the prior written consent of Holdco, (vii) in connection with certain business combination transactions, or (viii) as required by any legal or regulatory order.

In addition, notwithstanding the lock-up restrictions, the Reporting Person may Transfer all of his Lock-up Shares at any time so long as the closing sales price of the Ordinary Shares equals or exceeds $22.00 per share (as adjusted for any stock splits, stock dividends, reorganizations, recapitalizations and similar events) for at least 20 trading days within any 30 consecutive trading day period commencing any time following the closing date of the Business Combination.

Notwithstanding the lock-up restrictions, any Lock-up Shares may be pledged or otherwise encumbered as security for bona fide indebtedness, provided that the Reporting Person shall at all times remain the beneficial owner of such Lock-up Shares and shall retain and exercise all voting rights with respect to such Lock-up Shares during the duration of such pledge or encumbrance.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description
1. Master Securities Loan Agreement, dated as of August 28, 2023, between Daniel Masters and Equities First Holdings, LLC.
2. Facility Letter Agreement dated January 12, 2026 and effective January 16, 2026 between Union Bancaire Privee (UK) Limited, Jersey Branch and Daniel Masters.
3. Security Interest Agreement, dated January 14, 2026, by and between Daniel Masters and Union Bancaire Privee (UK) Limited, Jersey Branch.
4. Lock-Up Agreement, dated as of September 8, 2025, by and among Vine Hill Capital Sponsor I LLC, the Company Shareholders party thereto, Odysseus Holdings Limited, and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (File No. 333-293885), filed with the SEC on March 4, 2026). https://www.sec.gov/Archives/edgar/data/2025396/000121390025085305/ea025615601ex10-3_vine.htm
5. Power of Attorney of Daniel Masters regarding Schedule 13D filings.

## Signatures
- Daniel Masters: /s/ Daniel Masters, Daniel Masters (04/07/2026)